Telephone and Data Systems, Inc.

30 North LaSalle Street

Chicago, IL 60602

(312) 630-1900

Fax: (312) 630-9299

VIA EDGAR

July 7, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:        Telephone and Data Systems, Inc.

              Form 10-K for Fiscal Year Ended December 31, 2015

              Filed February 24, 2016

              File No. 001-14157

Dear Mr. Pacho,

This letter responds to your letter dated June 23, 2016, to LeRoy T. Carlson, Jr., President and Chief Executive Officer of Telephone and Data Systems, Inc., regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comment on the above referenced filing.  The Staff’s comment is repeated below.  References to page numbers below are those in the applicable documents as filed.

Form 10-K

Exhibit 13

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 14 Variable Interest Entities, page 82

Comment 1:

Please tell us how you concluded you are the primary beneficiary of the Advantage Spectrum and Frequency Advantage L.P., Aquinas Wireless L.P., and King Street Wireless L.P. variable interest entities (“VIEs”) considering your disclosure that the power to direct the activities of the VIEs is shared.  In addition, tell us why the general partners of the limited partnerships do not have standalone power given that they only need your consent over certain activities.  Please refer to FASB ASC 810-10-25-38D.

Response 1:

U.S. Cellular Corporation (“U.S. Cellular”) is an 84% owned consolidated subsidiary of Telephone and Data Systems, Inc. (“TDS”).  The VIEs subject to this comment are included in the consolidated financial statements of both U.S. Cellular and TDS.  This response references consolidation at the U.S. Cellular level, which represents the first level of consolidation.  U.S. Cellular is then consolidated into TDS.  Therefore, the responses below are applicable to both U.S. Cellular and TDS from a consolidation perspective.

The ownership structure of the VIEs is as follows:

Variable Interest Entities (VIEs)	Ownership by USCC Wireless Investment, Inc. (100% owned subsidiary of U.S. Cellular)	Ownership by entities not owned by U.S. Cellular (“Partners”)
Advantage Spectrum L.P.	USCC Wireless Investment, Inc. (Limited Partner, 90% owner)	Frequency Advantage L.P. (General Partner, 10% owner)
Frequency Advantage L.P.	N/A	Sunshine Spectrum L.P. (General Partner, 51% owner), Nonesuch, Inc. (Limited Partner, 49% owner)
Aquinas Wireless L.P.	USCC Wireless Investment, Inc. (Limited Partner, 90% owner)	Aquinas Wireless, Inc. (General Partner, 10% owner)
King Street Wireless L.P.	USCC Wireless Investment, Inc. (Limited Partner, 90% owner)	King Street Wireless, Inc. (General Partner, 10% owner)

These VIEs were capitalized as follows:

Variable Interest Entities (VIEs)	Percentage of capital provided by U.S. Cellular and subsidiaries[1]	Percentage of capital provided by parties not owned by U.S. Cellular
Advantage Spectrum L.P.	99.97%	.03%
Frequency Advantage L.P.	98.55%	1.45%
Aquinas Wireless L.P.	98.85%	1.15%
King Street Wireless L.P.	99.96%	.04%

Advantage Spectrum L.P., Aquinas Wireless L.P., and King Street Wireless L.P.

The General Partners of these VIEs, Frequency Advantage L.P. (Advantage Spectrum L.P. General Partner), Aquinas Wireless, Inc. (Aquinas Wireless L.P. General Partner), and King Street Wireless, Inc. (King Street Wireless L.P. General Partner) qualify as related parties to U.S. Cellular as such term is defined in ASC 810-10-25-43(a) and (b).  Specifically, U.S. Cellular (U.S. Cellular as used herein refers to U.S. Cellular Corporation and its subsidiaries) provided loans to these Partners which these Partners in turn used to finance substantial portions of their respective equity contributions in the corresponding VIEs, Advantage Spectrum L.P., Aquinas Wireless L.P., and King Street Wireless L.P.  Therefore, two related parties together own 100% of each of Advantage Spectrum L.P., Aquinas Wireless L.P., and King Street Wireless L.P.  Accordingly, the provisions of 810-10-25-38D are not applicable since such provisions contemplate cases where power is shared among multiple unrelated parties.

Given the related party ownership make-up, the provisions of ASC 810-10-25-44(a)-(d) are applicable, which indicate that the party within the related party group that is most closely associated with the VIE is the primary beneficiary.  ASC 810-10-25-44(c) states:  (to determine the party most closely associated with the VIE) “A party’s exposure to the variability associated with the anticipated economic performance of the VIE”.  With respect to these VIEs, this provision is highly determinative in identifying the party most closely associated with each VIE.  In each case, U.S. Cellular has a disproportionate exposure to the variability associated with the anticipated economic performance of each VIE.  Specifically, should these VIEs incur substantial losses and experience liquidity difficulties and/or bankruptcy, U.S. Cellular would lose the value of its equity contributions and loans.  As illustrated in the table above, U.S. Cellular’s equity contributions and loans comprise substantially all of the capitalization of these VIEs.  The exposure to variability of gains/income varies for these VIEs, and by level of gains/income, subject to the terms of each of the respective VIE agreements.  After considering the factors in ASC 810-10-25-44, management concluded that U.S. Cellular is the primary beneficiary of these VIEs.  This conclusion was based primarily on U.S. Cellular’s exposure to the variability of losses and gains, particularly its disproportionate exposure to losses, and the relationship and significance of the activities of the VIEs to U.S. Cellular.

With respect to Advantage Spectrum L.P., Aquinas Wireless L.P., and King Street Wireless L.P., the General Partners of these VIEs maintain exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships; however, U.S. Cellular has determined that these General Partners do not have unilateral ability to make certain significant decisions since certain significant activities of the VIEs require U.S. Cellular’s consent.  Specifically, these VIEs are in the business of acquiring FCC spectrum licenses and building and operating wireless networks.  The General Partner may not materially change the business of these partnerships without the consent of the Limited Partner.  Further, the General Partner is not permitted to sell or assign certain FCC spectrum licenses without the consent of the Limited Partner (U.S. Cellular).

Frequency Advantage L.P.

The primary beneficiary of Frequency Advantage L.P. was evaluated under the provisions of ASC 810-10-25-38A.  As set forth below, based on such provisions, management determined U.S. Cellular was the primary beneficiary of Frequency Advantage L.P.

With respect to evaluating ASC 810-10-25-38A(a) (i.e., power criterion), the provisions of ASC 810-10-25-38G and ASC 810-10-25-38D should be considered together.  ASC 810-10-25-38G requires that consideration be given to cases where the reporting entity’s obligation to absorb losses and right to receive benefits is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and such level of economic interest may be indicative of the amount of power that the reporting entity holds.  U.S. Cellular provided substantially all of the capitalization for Frequency Advantage L.P. in the form of loans, as well as for the corresponding investee company, Advantage Spectrum L.P., in the form of equity and loans.  U.S. Cellular’s significant economic interest in Advantage Spectrum L.P., the investee company, is critical since the only activity of Frequency Advantage L.P. is to invest in such investee company.  Further, the General Partner of Frequency Advantage L.P. may not transfer its interest in Advantage Spectrum L.P. without the consent of U.S. Cellular.  Considering all of these factors, including the purpose and design of Frequency Advantage L.P., U.S. Cellular has the characteristics identified in ASC 810-10-25-38A(a).

____________________

1 U.S. Cellular provided capital in the form of loans and equity contributions either directly to the respective VIE entities, or indirectly by providing loans to Partners of the VIE entities, and such Partners in turn contributed such loaned funds to the respective VIE entities in the form of equity contributions.

For purposes of evaluating the provisions of ASC 810-10-25-38A(b) (i.e., losses/benefits criterion), the capitalization of Frequency Advantage L.P. is an important consideration.  As set forth in the table above, U.S. Cellular contributed substantially all of the capital to Frequency Advantage L.P. in the form of loans.  As a result, should Frequency Advantage L.P. incur substantial losses and experience liquidity difficulties and/or bankruptcy, U.S. Cellular would lose the value of its loans, and thereby absorb substantially all of the losses of Frequency Advantage L.P.  Since U.S. Cellular does not hold an equity interest in Frequency Advantage L.P., U.S. Cellular would not share in gains/income, except that it would realize the value of its loans plus interest.  Considering all of these factors, U.S. Cellular has the characteristics identified in ASC 810-10-25-38A(b).

__________

In connection with responding to the Staff’s comment, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors.  If you have any questions, please contact Douglas W. Chambers, Vice President and Controller of TDS, at (608) 664-8501 or Douglas D. Shuma, Chief Accounting Officer, at (312) 592-5301.

Sincerely,

Telephone and Data Systems, Inc.

By:	/s/ Douglas W. Chambers
Douglas W. Chambers
Vice President and Controller

cc:	LeRoy T. Carlson, Jr.
Douglas D. Shuma

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